Filed by Equinix, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
Subject Company: Equinix, Inc.
Commission File No.: 000-31293

The following is a list of Joint Talking Points in question and answer format used by the executives and investor relations personnel of Equinix, Inc., i-STT Pte Ltd and Pihana Pacific, Inc., and posted on the Eagle website on October 2, 2002:

Joint Talking Points

1.	What is the scope of today’s announcement?

Equinix is announcing an agreement to merge the operations of i-STT and Pihana Pacific into its operations to form the largest global network-neutral Internet exchange services company. As a part of the transaction, Equinix will gain $30 million in new cash investments into the company, and it will substantially de-leverage the business by more than $130 million in debt, including approximately 80% of its outstanding Senior Notes, through a combination of cash and equity, and a further reduction of the credit facility.

The transaction is targeted for completion by year-end.

2.	What is the name of the new company? What will the brand be in Asia?

The combined company will continue operating under the Equinix brand in the United States and in Asia. The headquarters for the company will be in Mountain View, California, with an Asia-Pacific regional headquarters in Singapore.

3.	Who is the new management team?

Current Equinix management will continue to lead the merged company under the leadership of CEO, Peter Van Camp. The general manager of the Asia-Pacific region, reporting to Peter Van Camp, will be named at a later date.

4.	What impact will this have on existing customers of the three companies?

In the short term, operations will run “business as usual” for the customers of all three companies. After the merger closes, Equinix will continue delivering existing services while bringing additional service and value to customers through our expanded global reach and service set. This includes a variety of Internet exchange and IT services in additional locations in the US and Asia-Pacific, giving customers a single source –one vendor, one bill, consistent quality—solution.

Customers can contact their local sales/support representatives for additional information on this announcement and on the availability of new services as a result of this expansion of the business.

5.	What are the benefits of this merger to customers?

Immediate extended reach:    Leveraging the established infrastructure of all three companies gives customers immediate access to additional key business markets and new services.

One-stop Internet infrastructure services:    Our extended geographic reach encompassing 14 Internet exchange (IBX) centers in six countries will provide customers with a single source—one vendor, one bill, consistent quality—solution for your Internet exchange and IT infrastructure services requirements in two major regions.

Stable financial base:    This agreement results in a financially strengthened business with a healthy balance sheet for future business growth and a larger revenue base. With the completion of this deal, Equinix will be well positioned to continue to execute on the strengths of each of the businesses, build a profitable company, and most importantly, continue to provide superior services and support to our customers.

6.	i-STT and Pihana both offer managed services. Will Equinix continue to offer these services? Will this be a conflict to neutrality?

Equinix will continue to provide the same services of the three combined entities post merger. In addition, the company will remain network-neutral in all locations, providing customers with the best choice of networks for the greatest operational flexibility, performance, and cost-efficiencies. This will not conflict with Equinix’s neutrality as the company will continue to offer customers a choice of services providers in all locations.

7.	Are the facilities of i-STT and Pihana of comparable quality to Equinix’s IBX centers? Are any upgrades necessary?

All three companies share the unique business model of network-neutrality within top-tier environments in their respective markets. We expect to ensure a consistent experience in all of the 14 centers of the newly merged company.

8.	What are the benefits of this deal to shareholders?

This deal significantly secures the long-term interest of shareholders of all three companies, as it results in a financially secure business, with new revenue sources and market opportunity. Coming out of this deal, Equinix will be well positioned to continue to execute on the strengths of each of the businesses and build a profitable company and investor value.

9.	Who are the companies investing in Equinix and what are their ownership stakes?

The capitalization of the company post-closing and pre-conversion of the STT convertible debt, will be as follows: existing Equinix shareholders will hold approximately 33% of the company; STT will hold approximately 28%; former Pihana stockholders will hold approximately 21%; and the former Senior Noteholders will hold approximately 18%.

Post-conversion, capitalization will be as follows: existing Equinix shareholders would hold approximately 24% of the company; STT would hold by virtue of the i-STT assets, their convertible notes and their warrants approximately 48%; and former Pihana stockholders would hold approximately 15% and the former Senior Noteholders would hold approximately 13%.

10.	What does today’s announcement do to de-leverage the Equinix’s debt?

With a portion of the cash investment from ST Telemedia, Equinix will substantially de-leverage the business by more than $130 million in debt, including approximately 80% of its outstanding Senior Notes, through a combination of cash and equity, and a further reduction of the credit facility.

11.	What is the size of the newly merged Equinix?

The new Equinix will have a total footprint of more than one million square feet of Internet exchange center space across 14 Internet Business Exchange™ (IBX®) centers in six countries. The company will also have more than 400 customers, including AT&T, EDS, Electronic Arts, Goldman Sachs, IBM, Kyocera, MSN, Sony, Royal & SunAlliance and Yahoo! Significantly, the company will feature more than 100 network service providers, adding to the unique mix of service providers available at Equinix.

12.	How did these three companies come together?

Equinix, i-STT and Pihana Pacific are all leading providers of network-neutral Internet exchange services in differing geographic locations. The three companies are complementary partners in expanding their respective service to a wider geographic service area. It was a natural fit for the three entities to merge operations.

13.	Is Equinix still planning a reverse stock split? When will it take place?

Equinix intends to seek shareholder approval for a reverse stock split at the same time we seek approval for the transaction announced today.

14.	Is Equinix still fully-funded?

Yes, however we will continue to keep options open for additional financing opportunities.

15.	What is the status of your debt covenants?

We have been in discussions with our senior lenders on the principal terms for a further amendment to our Senior Secured Credit Facility and have been informed that they will recommend approval of the amendment to their committees. We expect the amendment to include a pay down of approximately $8.5 million and the elimination of future revenue and EBITDA covenants. We hope to have a formal amendment in place in the next few weeks, which will be contingent on closing.

16.	When does the company expect to be cash flow positive?

As to profitability at an operational level, we expect to see a significant amount of savings as a result of combining the i-STT, Pihana and Equinix businesses. We currently believe the combined entities will turn cash flow positive from operations within four quarters of this transaction closing.

Additionally, given that we have substantially reduced the interest burden on the company by such a significant amount, we would expect to turn free cash-flow positive within two quarters of becoming cash flow profitable from operations.

17.	How much incremental revenue do you expect to gain as a result of merging the businesses of i-STT and Pihana into Equinix?

By virtue of comparative size of footprint and existing operations, we currently expect Equinix’s revenues will account for a very high percentage of the combined entities revenues. The effective impact of the full-year operations of all companies in 2002 would have resulted in incremental revenues of 20-25% above our standalone revenues. Again, we will provide more specific guidance as we move closer to closing.

18.	What accounting method will be used?

We will use the purchase accounting method.

19.	When will Equinix file the proxy relating to this transaction?

We expect the proxy to be filed within the next 30 days.

20.	When will the shareholder meeting take place?

We expect the meeting to take place before year-end. However, given that the proxy is subject to SEC review, the timing for the meeting is subject to change. Further information on the shareholder meeting can be found in the proxy statement.

21.	Do you expect to encounter any regulatory issues that may impact this transaction?

No regulatory issues are anticipated in connection with this transaction.

22.	Are there any liquidated damages provisions as part of these agreements that will require the payment of damages should you not obtain shareholder approval?

Yes. Upon certain events, including a withdrawal of the recommendation of our board of directors’ approval of the transaction, Equinix will pay liquidated damages of $1.3 million to each of i-STT and Pihana. In addition, if Equinix shareholders do not approve the transaction, Equinix will pay liquidated damages of $750,000 to each of i-STT and Pihana.

23.	What are the closing conditions? Do the agreements contain Material Adverse Affect (MAA) outs and/or Due Diligence outs?

Closing conditions include approval of Equinix’s stockholders, SEC clearance, and MAAs.

The agreements do not contain due diligence outs.

24.	What impact do you expect to see on the future sales?

We expect the impact on future sales to be positive. Given we have substantially strengthened the financial position of the company, while extending our service reach to 5 additional countries and key markets, we expect to see a positive impact to the pipeline going forward.

25.	Does Equinix expect future dilutive events?

No future dilutive events are expected at this time. However, tied to our Senior Credit Facility, we have given STT an option whereby in the event we breach a cash covenant, or are in payment default, STT will have the right to invest up to $30 million into the company to cure the breach in order to avoid a default of the Credit Facility. As long as we are in compliance with our covenants and payment obligations to the Senior Lenders this option will not be exercisable.

26.	What were i-STT’s and Pihana’s revenues over the past year?

Please refer to the proxy on file with the SEC for details. The proxy will be filed within the next 30 days.

27.	What are the lockup provisions for the newly issued shares?

Shares issued in connection with the transaction will be subject to lockup agreements for six months following the closing, subject to certain exceptions.

28.	How will i-STT/ the new Equinix benefit from the Global Crossing transaction by ST Telemedia?

As a network-neutral global Internet exchange business, the new Equinix will work with a number of major local and global carriers. This value proposition will remain firmly in place. Given that the companies are owned by different shareholders and managed separately, any potential business transactions between the two companies will be the decision of the management teams and undertaken on an appropriate basis.

29.	How can I get additional information?

Please visit the company web site at www.equinix.com for current information on products, services and company news or see sec.gov for specific filings.

EQUINIX-SPECIFIC Q&A

1.	How will this transaction impact Equinix’s stated guidance to reach cash flow positive from operations in Q4 2002?

We expect the new Equinix to reach EBITDA breakeven in Q4 2003 or Q1 2004.

2.
Given that Equinix made the decision not to pursue its originally stated plans for international expansion more than a year ago, what motivated today’s acquisition of Asian Internet exchange companies?

About a year ago, Equinix made the strategic decision to partner with leading Internet exchange companies in Europe and Asia-Pacific in order to provide customers with a global solution for their Internet infrastructure needs, without incurring the significant capital expenditures that building our IBXs internationally would require.

This merger highlights this commitment to customers through the integration of leading Asia-Pacific Internet exchange providers, giving customers a single-source—one vendor, one bill, consistent quality—solution for their Internet infrastructure and IT services requirements in two major regions.

Importantly, the merger is a cost-effective way to extend geographic coverage, leveraging the established infrastructure of all three companies, giving each party immediate access to critical markets and a new customer base.

3.	Why did you choose Asia over Europe for this merger?

We made the decision to merge the assets of leading Asia-Pacific companies because it represents a strong market for network-neutral Internet exchange services. According to Gartner Research, Asia-Pacific, including Japan, is currently the fastest growing telecom/IT services market.

In addition, through this merger we gained a new, large shareholder with a strategic commitment to the business and significant financial resources that the merged company can leverage.

4.	What is the status of Equinix’s Interxion partnership?

Equinix’s pre-existing partnership to provide Internet exchange services in Europe to our customers remains unchanged. Equinix will continue to work with Interxion in order to meet customer need for Internet infrastructure services in Europe.

5.	Will this transaction be a taxable event to Equinix’s shareholders?

The transaction is not taxable to Equinix shareholders.

6.	How will this announcement effect employee compensation / options?

Post transaction, employees of the combined Equinix will continue to enjoy competitive compensation, benefits and stock plan.

i-STT-SPECIFIC Q&A

1.	What are the benefits of this deal to i-STT?

This merger leverages the established network-neutral infrastructure of all three companies, giving customers access to major markets in Asia-Pacific and the United States, as well as new services. The cost synergies will enable exploration of new market opportunities with minimal additional capital expenditures.

2.	Is this transaction a response to SingTel’s expansion in the region?

i-STT has constantly been evaluating collaboration opportunities with other like-minded organizations that have complementary businesses. i-STT’s vision is to offer customers an extensive pan-Asian e-business infrastructure for seamless global services. We have, from the outset, been looking to realize this vision, either through organic or inorganic growth. The presence of complementary partners makes this a valuable opportunity for growth.

3.	Now that this transaction gives you the muscle to compete more effectively in Asia-Pacific, who would you consider your key competitors?

This transaction makes Equinix the largest global network-neutral Internet exchange services provider. In this unique position, Equinix is the only network-neutral and system vendor-independent Internet exchange services player serving the Asia-Pacific region.

Regional telecom carriers like SingTel have the footprint but are network-centric, whilst hardware vendors or IT service providers who have extensive coverage in the region are unable to offer the same diverse telecommunications network services.

4.	Why was i-STT merged into Equinix and not vice versa?

Equinix is a market leader in its segment in the U.S. The company has an established brand equity, operational infrastructure and customer base of some of the top names in technology and business. For these reasons, i-STT will be incorporated into Equinix.

5.	Will the Global Crossing transaction by ST Telemedia affect the company’s/ new Equinix’s carrier-neutral positioning?

No, it will not affect Equinix’s neutral position. As a network-neutral global Internet exchange business, the new Equinix will work with a number of major local and global carriers. This value proposition will remain firmly in place. It should be noted that Global Crossing is already a customer of Equinix in the US, and is one of the many networks providing services to Equinix customers.

6.
i-STT Bangkok was the result of a joint venture with the Nation Group. How will this transaction affect the JV? Are there plans to dissolve the JV and have i-STT buy back the Nation Group’s stake in i-STT in Bangkok?

Our JV partner for i-STT Bangkok—The Nation Multimedia Group—fully supports this transaction and is equally excited by this global opportunity. i-STT Bangkok will remain a subsidiary of the new Equinix.

7.	How will this announcement effect employee compensation / options?

Post transaction, employees of the combined Equinix will continue to enjoy competitive compensation and employee stock and benefits plans.

PIHANA-SPECIFIC Q&A

1.	What are the benefits of this deal to Pihana?

This merger leverages on the established network-neutral infrastructure of all three companies, giving customers access to major markets in Asia-Pacific and the United States, as well as new services. The cost synergies will enable exploration of new market opportunities with minimal additional capital expenditures.

2.	Why was Pihana merged into Equinix and not vice versa?

Equinix is a market leader in its segment in the U.S. The company has an established brand equity, operational infrastructure and customer base of some of the top name sin technology and business. These reasons pointed to the decision to incorporate Pihana into Equinix.

3.	How will this announcement effect employee compensation / options?

Post transaction, employees of the combined Equinix will continue to enjoy competitive compensation and employee stock and benefits plans.

FORWARD LOOKING STATEMENTS

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Equinix’s business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Equinix cautions you that any forward-looking information provided by or on behalf of Equinix is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, failure of the proposed combination to close, costs related to the proposed combination, the risk that the businesses of Equinix, Pihana Pacific and i-STT will not be integrated successfully or that Equinix will incur unanticipated costs of integration, the challenges of operating IBX centers and developing, deploying and delivering Equinix services; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay outstanding indebtedness and the loss or decline in business from our key customers. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Equinix’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Equinix are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement and the registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement

(when it is available) and other documents filed by Equinix with the SEC at the SEC’s Web site at http://www.sec.gov. The proxy statement and the registration statement and these other documents may also be obtained for free from Equinix.

In addition to the proxy statement and the registration statement, Equinix files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Equinix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Equinix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

Equinix, Pihana Pacific, i-STT Pte Ltd and STT Communications Ltd, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from Equinix’s shareholders and the solicitation of tenders from holders of Equinix’s 13% Senior Notes in connection with the proposed transaction. A description of any interests that Equinix’s, Pihana Pacific’s, i-STT Pte Ltd’s and STT Communications Ltd’s directors and executive officers have in the proposed transaction will be contained in the proxy statement and the registration statement. This document will be available free of charge at the SEC’s Web site at http://www.sec.gov and from Equinix.